PIMCO Global StocksPLUS & Income Fund Annual Shareholder Meeting Results:

The fund held its annual meeting of shareholders on July 19, 2012. Shareholders voted as indicated below:

								    Withheld
						 Affirmative	    Authority

Re-election of Hans W. Kertess
Class I to serve until the annual
meeting for the 2015-2016 fiscal year		 8,942,865	   298,483


Re-election of William B. Ogden, IV
Class I to serve until the annual
meeting for the 2015-2016 fiscal year 		 8,942,518 	   298,830


The other members of the Board of Trustees as of the time of the meeting, namely Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher,
James A. Jacobson, John C. Maney+ and Alan Rappaport continue to serve as Trustees.

+ Interested Trustee